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                               PRESS RELEASE
                              EFC BANCORP, INC.
                     ANNOUNCES AMENDED FINAL RESULTS OF
                                TENDER OFFER


CONTACT:    BARRETT J. O'CONNOR                       JAMES J. KOVAC
            PRESIDENT AND CHIEF EXECUTIVE OFFICER     SR. VICE PRESIDENT/CFO
            EFC BANCORP, INC.                         EFC BANCORP, INC.
            (847) 741-3900                            (847) 741-3900

      Elgin, Illinois, June 11, 1999, EFC Bancorp, Inc., (AMEX: EFC) the holding company for Elgin Financial Savings Bank, Elgin, Illinois announced today the correction of the final results of the Modified Dutch Auction Tender Offer that expired on Tuesday, June 1, 1999 at 5:00 p.m. Central Time. EFC Bancorp, Inc. will purchase 1,709,544 shares at a price of $12.00 per share. The value of the shares to be purchased is $20.5 million and the number of shares to be purchased represents approximately 24.0 per cent of the Company's 7,116,934 shares of common stock outstanding on June 2, 1999. After the transaction, there will be 5,407,390 shares of common stock outstanding.

      At December 31, 1998, EFC Bancorp, Inc. reported the following ratios: shareholders' equity to total assets - 21.09% and book value per share - $12.47. On a pro forma basis, at December 31, 1998, as a result of the repurchase of 1,709,544 shares at $12.00 per share, these ratios would have been as follows: shareholders' equity to total assets - 17.04%; and book value per share - $12.62.

      The tender offer was commenced on April 23, 1999 whereby EFC Bancorp, Inc. offered to purchase up to 1,779,233 shares of its common stock within a price range, as published on April 23, 1999, of $10.00 per share to $12.00 per share.

      EFC Bancorp, Inc. is a thrift holding company headquartered in Elgin, Illinois with approximately $411 million in total assets (after completion of the tender transaction). Elgin Financial Savings Bank, the principal subsidiary of EFC Bancorp, Inc. operates through its executive branch office in Elgin and through four other full service branches located in Elgin and West Dundee, Illinois. The Bank's deposits are insured by the Federal Deposit Insurance Corporation.